Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration File Nos: 333-222136 and 333-222136-01

Alexandria Real Estate Equities, Inc.

Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

This pricing term sheet supplements Alexandria Real Estate Equities, Inc.’s preliminary prospectus supplement, dated July 29, 2020 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to this offering, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

Final Terms and Conditions Applicable to

$1,000,000,000 1.875% Senior Notes due 2033

Issuer:	Alexandria Real Estate Equities, Inc.

Security Description:	1.875% Senior Notes due 2033

Guarantee/Guarantor:	Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

Expected Ratings:*	Moody’s: Baa1 / S&P: BBB+

Size:	$1,000,000,000

Maturity Date:	February 1, 2033

Price to Public:	99.812%

Interest Rate:	1.875% per annum

Yield to Maturity:	1.892%

Spread to Benchmark Treasury:	T+130 basis points

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	100-10 / 0.592%

Interest Payment Dates:	Each February 1 and August 1, beginning on February 1, 2021

Optional Redemption:

The redemption price for notes that are redeemed before November 1, 2032 (three months prior to the stated maturity date of the notes) will be equal to the sum of (i) 100% of the principal amount of the notes being redeemed, (ii) accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption, and (iii) a make-whole amount of T+20 bps.

The redemption price for notes that are redeemed on or after November 1, 2032 will be equal to the sum of 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC Mizuho Securities USA LLC RBC Capital Markets, LLC

Senior Co-Managers:	Evercore Group L.L.C. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

Capital One Securities, Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	015271 AV1 / US015271AV11

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	July 29, 2020

Settlement Date:	August 5, 2020 (T+5)**

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**                                  The Issuer expects that delivery of the notes will be made to investors on or about August 5, 2020, which will be the fifth business day following the date of the prospectus supplement (such settlement being referred to as “T+5”).  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: J.P. Morgan Securities LLC, telephone (collect): 212-834-4533; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, fax: 212-902-9316 or e-mail: prospectus-ny@ny.email.gs.com; Mizuho Securities USA LLC, 1271 Avenue of the Americas, New York, NY 10020, Attn: Debt Capital Markets, telephone: 866-271-7403; or RBC Capital Markets, LLC, toll free at 1-866-375-6829.